FORM RW

TANKSHIPS INVESTMENT HOLDINGS INC.
109 KIFISIAS AVENUE AND SINA STREET
151 24 MAROUSI
ATHENS, GREECE

March 30, 2015

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Justin Dobbie

Re:          Tankships Investment Holdings Inc.
Rule 477 Application for Withdrawal
Registration Statement on Form F-1 (File No. 333-201633)

Dear Mr. Dobbie:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Act"), Tankships Investment Holdings Inc. (the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Registration Statement on Form F-1 (File No. 333-201633) initially filed with the Commission on January 21, 2015, together with all exhibits thereto (the "Registration Statement").  Due to market conditions, the Company has determined not to pursue the contemplated public offering in the United States at this time.  The Registration Statement was not declared effective by the Commission under the Act, and none of the Company's securities were sold pursuant to the Registration Statement.

The Company also respectfully requests that, in accordance with Rule 457(p) of the Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding this request for withdrawal, please contact Gary J. Wolfe of Seward & Kissel LLP, counsel to the Company, at (212) 574-1223.

Sincerely,
TANKSHIPS INVESTMENT HOLDINGS INC.

By: /s/ Ziad Nakhleh___ Name: Ziad Nakhleh Title: Chief Financial Officer